June 18, 2024

To Our Shareholders

Makoto Inoue
Director,
Representative Executive Officer, President
ORIX CORPORATION
2-4-1, Hamamatsu-cho
Minato-ku, Tokyo, Japan

# Partial Correction to the "Information Materials for the 61st Annual General Meeting of Shareholders"

ORIX CORPORATION has made a partial correction to the contents of the "Information Materials for the 61st Annual General Meeting of Shareholders". We hereby apologize for any inconvenience.

The corrected part is as stated below and the correction is shown by underlined text.

In addition, the materials disclosed on our home page have been corrected.

Details

## 1．Corrected Part:

Notes to the Consolidated Financial Statements, Consolidated Financial Statements (U.S.GAAP)

Page 16, 1. Significant Basis of Preparation of Consolidated Financial Statements

Page 22, 2. Changes in Significant Basis of Preparation of Consolidated Financial Statements

## 2．Contents of Correction:

＜Before Correction＞

1.  Significant Basis of Preparation of Consolidated Financial Statements

    (1) Scope of Consolidation

        1)  Number of consolidated subsidiaries: <u>971</u>

2.  Changes in Significant Basis of Preparation of Consolidated Financial Statements

    (1) Changes in Scope of Consolidation and Application of the Equity Method

        1)  Changes in scope of consolidation

            Addition of <u>70</u> subsidiaries due mainly to acquisitions and deduction of <u>98</u> subsidiaries due mainly to divestitures during the current fiscal year

＜After Correction＞

1. Significant Basis of Preparation of Consolidated Financial Statements

    (1) Scope of Consolidation

        1) Number of consolidated subsidiaries: <u>1,132</u>

2. Changes in Significant Basis of Preparation of Consolidated Financial Statements

    (1) Changes in Scope of Consolidation and Application of the Equity Method

        1) Changes in scope of consolidation

            Addition of <u>75</u> subsidiaries due mainly to acquisitions and deduction of <u>102</u> subsidiaries due mainly to divestitures during the current fiscal year

End